Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2008

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$5,461	$5,461
Plus
Interest included in expense(b)	12,612	12,612
One-third of rental expense(c)	177	177
Adjusted “earnings”	$18,250	$18,250

Fixed charges
Interest included in expense(b)	$12,612	$12,612
Interest capitalized	33	33
One-third of rental expense(c)	177	177
Total fixed charges	$12,822	$12,822

Ratio of earnings to fixed charges	1.42

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.03

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		12,822

Total fixed charges and preferred stock dividend requirements		$12,822

Ratio of earnings to combined fixed charges and preferred stock dividends		1.42

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.